                                                       OMB APPROVAL

                                                       OMB Number: 3235-0145
                                                       Expires: October 31, 2002
                                                       Estimated average burden
                                                       hours per response 14.9


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 3)*


                               PORTA SYSTEMS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    735647307
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-2(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           PAGE   1   OF   5   PAGES
                                 -----    -----

CUSIP NO.  735647307                    13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          HELIX INVESTMENT PARTNERS, L.P.
          95-4471164
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA, U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
   EACH                        364,005
 REPORTING             --------------------------------------------------------
PERSON WITH            (7)     SOLE DISPOSITIVE POWER

                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               364,005
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          364,005
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IA, PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                           PAGE   2   OF   5   PAGES
                                 -----    -----

                             SCHEDULE 13G


 ITEM 1.

          (a)      Name of Issuer

                   PORTA SYSTEMS CORP.

          (b)      Address of Issuer's Principal Executive Offices

                   575 UNDERHILL BOULEVARD
                   SYOSSET, NY 11791

 ITEM 2.

          (a)      Name of Person Filing

                   HELIX INVESTMENT PARTNERS, L.P.

          (b)      Address of Principal Business Office or, if none, Residence

                   1930 CENTURY PARK WEST
                   SUITE 302
                   LOS ANGELES, CA 90067-6807

          (c)      Citizenship

                   CALIFORNIA, U.S.A.

          (d)      Title of Class of Securities

                   COMMON STOCK

          (e)      CUSIP Number

                   735647307


 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a)    [ ]   Broker or Dealer registered under Section 15 of the Act
          (b)    [ ]   Bank as defined in section 3(a)(6) of the Act
          (c)    [ ]   Insurance Company as defined in section 3(a)(19) of the Act
          (d)    [ ]   Investment Company registered under section 8 of the Investment Company Act
          (e)    [X]   Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
          (f)    [ ]   Employee Benefit  Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
                       Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F).
          (g)    [ ]   Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note:  See Item 7)
          (h)    [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

 ITEM 4.  OWNERSHIP

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)      Amount Benficially Owned

                   364,005

                           PAGE   3   OF   5   PAGES
                                 -----    -----

          (b)      Percent of Class

                   4.0%

          (c)      Number of shares as to which such person has:

                   (i)      sole power to vote or to direct the vote                     0
                   (ii)     shared power to vote or to direct the vote                   364,005
                   (iii)    sole power to dispose or to direct the disposition of        0
                   (iv)     shared power to dispose or to direct the disposition of      364,005


 INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

 ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

 ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          NOT APPLICABLE.


 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      If a parent holding company has filed this schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          NOT APPLICABLE.

                           PAGE   4   OF   5   PAGES
                                 -----    -----

 ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          NOT APPLICABLE.

 ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          NOT APPLICABLE.

 ITEM 10.   CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     April 10, 2000
                       ------------------------------------------------------
                                         Date

                        /s/ MARKO A. BUDGYK
                       ------------------------------------------------------
                                      Signature

                       Marko A. Budgyk, President of General Partner of
                       Helix Investment Partners, L.P.
                       ------------------------------------------------------
                                       Name/Title


                           PAGE   5   OF   5   PAGES
                                 -----    -----